UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2021
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001, Brazil
+55 11 3038 8127
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

PagSeguro PagBank reports Consolidated TPV growth of 102% year-over-year in Q1-2021
São Paulo, May 20, 2021 – PagSeguro Digital Ltd. (NYSE: PAGS) announces summary operating metrics for the first quarter of 2021.
•Consolidated total payment volume (TPV)1 of R$81.4 billion in 1Q21, up 102% compared to 1Q20;
•7.3 million active merchants2, with net additions of 301 thousand in 1Q21;
•9.1 million PagBank active users3, growth of 1.3 million in 1Q21;
•PagPhone was launched in early May 2021 as the first single device in the world to combine acquiring, banking and smartphone.
PagSeguro PagBank will release its financial results for the first quarter of 2021 on Wednesday, June 2, 2021, after market close, and host a conference call and earnings webcast on the same day at 5:00pm ET.
EVENT DETAILS
Dial–in:
•Brazil: +55 (11) 4210-1803 or +55 (11) 3181-8565
•US and other countries: +1 (412) 717-9627 or +1 (844) 204-8942
Password: PagSeguro PagBank
HD Web Phone: click here
Webcast: click here
Street Consensus: click here

1 Consolidated Total Payment Volume (TPV) = Acquiring TPV + PagBank TPV; where PagBank TPV includes prepaid card top-ups, cash cards spending, credit cards, mobile top-ups, wire transfers to different people, cash-in through boletos, bill payments, tax collections, P2P transactions, QR Code transactions, Loans, Super App and GMV.
2 Active merchant means a merchant that has completed at least one transaction during the 12 months prior to a specified date.
3 PagBank active user means active merchants using one additional digital account feature/service beyond acquiring and consumers with a balance in their digital account on the last day of the month.

About PagSeguro PagBank:
PagSeguro Digital is a disruptive provider of financial technology solutions focused primarily on consumers, individual entrepreneurs, micro-merchants, small companies, and medium-sized companies in Brazil. Among its peers, PagSeguro Digital is the only financial technology provider in Brazil whose business model covers all the following five pillars:
•Multiple digital banking solutions
•In-person payments via point of sale (POS) devices that PagSeguro Digital provides to merchants
•Free digital accounts that PagSeguro Digital provides to its consumers and merchants with functionalities such as bill payments, top up prepaid mobile phone credit, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services
•Issuer of prepaid, cash and credit cards
•Operate as a full acquirer
PagSeguro Digital is an UOL Group Company that provides an easy, safe and hassle-free way of owning a free PagBank digital account, which is similar to a regular checking account linked to the Brazilian Central Bank's platform, with the feature of accepting payments, where its clients can transact and manage their cash, without the need to open a regular bank account. PagSeguro Digital's end-to-end digital banking ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.
PagSeguro Digital's mission is to disrupt and democratize financial services in Brazil, a concentrated, underpenetrated and high interest rate market, by providing an end-to-end digital banking ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers.

Contacts:
Investor Relations
PagSeguro Digital Ltd.
+55 (11) 3914-9524
ir@pagseguro.com
investors.pagseguro.com

Forward-Looking Statements:
This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. We cannot guarantee that such statements will prove correct. These forward-looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets, as well as the continuing economic, financial, political and public health effects of the coronavirus, or the COVID-19, pandemic.) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. In light of the risks and uncertainties described above, the future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements. To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U.S. Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 20, 2021

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer